

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 3720

November 17, 2009

Via U.S. Mail and Fax (615.890.0123)
Mr. Donald K. Daniel
Senior Vice President and Controller
National HealthCare Corporation
100 E. Vine Street
Murfreesboro, TN 37130

      RE: **National HealthCare Corporation**
                 Form 10-K for the Fiscal Year Ended December 31, 2008
                 Filed March 6, 2009
                 File No. 001-13489

Dear Mr. Daniel:

      We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.

                       Sincerely,

                       Larry Spirgel
                       Assistant Director